U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05583                               July 5, 2006


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Templeton Foreign Securities Fund
Franklin Strategic Income Securities Fund
Franklin Small Cap Value Securities Fund
Franklin Small Cap Fund
Franklin Rising Dividends Securities Fund
Templeton Global Asset Allocation Fund


4. Address of principal executive office: (number, street, city, state, zip code)
                    One Franklin Parkway San Mateo, CA 94403










            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

      Franklin Templeton Variable Insurance Products Trust
      Franklin Value Investors Trust
      Institutional Fiduciary Trust
      Franklin Capital Growth Fund
      Franklin High Income Trust
      Franklin Multi-Income Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the funds' (hereafter referred to as the "Funds") compliance (see Attachment I) with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

o Inspection of the records of Franklin Templeton Investor Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
July 5, 2006

            MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
               PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2004, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2004, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.


By:



/s/ Galen G. Vetter
---------------------------------
GALEN G. VETTER
CHIEF FINANCIAL OFFICER

6/21/06
---------------------------------
Date


/s/ Jimmy D. Gambill
---------------------------------
JIMMY D. GAMBILL
SENIOR VICE PRESIDENT AND CHIEF EXECUTIVE
OFFICER-FINANCE AND ADMINISTRATION

6/26/06
---------------------------------
Date






                                                                    ATTACHMENT I

FUND                                                    PERIODS COVERED
-------------------------------------------------------------------------------


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:
Templeton Foreign Securities Fund                          March 31, 2004 - May 31, 2004
Franklin Strategic Income Securities Fund                  March 31, 2004 - May 31, 2004
Franklin Small Cap Value Securities Fund                   March 31, 2004 - May 31, 2004
Franklin Small Cap Fund                                    March 31, 2004 - May 31, 2004
Franklin Rising Dividends Securities Fund                  March 31, 2004 - May 31, 2004
Templeton Global Asset Allocation Fund                     March 31, 2004 - May 31, 2004

FRANKLIN VALUE INVESTORS TRUST:
Franklin MicroCap Value Fund                            December 31, 2003 - May 31, 2004
Franklin Small Cap Value Fund                           December 31, 2003 - May 31, 2004
Franklin Large Cap Value Fund                           December 31, 2003 - May 31, 2004
Franklin Balance Sheet Investment Fund                  December 31, 2003 - May 31, 2004

INSTITUTIONAL FIDUCIARY TRUST:
Franklin Structured Large Cap Growth Equity Fund         October 31, 2003 - May 31, 2004
Franklin Structured Large Cap Core Equity Fund           October 31, 2003 - May 31, 2004

FRANKLIN CAPITAL GROWTH FUND                                July 31, 2003 - May 31, 2004

FRANKLIN HIGH INCOME TRUST:
Franklin AGE High Income Fund                              March 31, 2004 - May 31, 2004

FRANKLIN MULTI-INCOME TRUST                                March 31, 2004 - May 31, 2004
